Exhibit 99.6

To Our Shareholders

In the second quarter of fiscal 2016 and shortly thereafter, the Company announced important findings that will guide the future of its two lead development programs. For ELND005, the Company held an Investor Day in November to provide an update on the analysis of the Phase 2/3 study completed in June 2015. This update outlined a population of more severely agitated patients that in a post-hoc analysis demonstrate a significant clinical benefit versus placebo on the primary efficacy endpoint, NPIC A+A. These findings support further development of ELND005 and the Company’s subsidiary, Transition Therapeutics Ireland Limited (“TTIL”) will be meeting with regulators to formulate the clinical development path to NDA. For TT401, the Company announced the top line results of a 420-patient Phase 2 study performed by development partner Lilly. In the study, all doses of TT401 showed statistically significant improvements on HbA1c (a measure of blood glucose levels) relative to placebo at 12 weeks and 24 weeks from baseline. Further, the percentage of weight loss in the highest dose TT401 arm (50mg) was statistically significant relative to the active comparator arm (2mg exenatide extended release). These data suggest that that TT401 has a product profile competitive with the currently approved GLP-1 single agonist products. The Company will await notice from Lilly on their decision to continue development or transfer all rights to the TT401 drug candidate to Transition. A decision from Lilly is expected within the next 90 days. In addition, preparations for the commencement of a TT701 Phase 2 study are near completion with the first patient dosing to occur in calendar Q1 2016.

Neuropsychiatric Drug Candidate ELND005

As our shareholders are aware, agitation and aggression behaviors in Alzheimer’s disease (“AD”) are a key factor leading to caregivers deciding to institutionalize their loved ones with AD. Agitation and aggression also create substantial stress and burden for caregivers and can result in poor health outcomes for the caregivers themselves. Further, medications currently used by default lack consistent evidence of benefit but are well known to cause dangerous and troublesome side effects in these AD patients.

It is the context of this clinical need and the ELND005 product profile that support the development of ELND005 as a therapy. Following the review of the Phase 2/3 data announced in November 2015, three conclusions were clear: (a) ELND005 significantly improved agitation and aggression in a sub-population of Alzheimer’s disease patients with more severe agitation and aggression symptoms; (b) In this population, ELND005 demonstrated numerical improvement in 20 of 21 behavioral symptoms measured as part of primary efficacy endpoint; and (c) ELND005 demonstrated an acceptable safety and tolerability profile.

For caregivers in a home setting, assisted living facilities or other institutions caring for AD patients, having safe and tolerable therapies for those with the more severe agitation and aggression behaviors can make significant impact on the AD patients, caregivers and other residents at institutions.

TTIL has been diligently compiling the appropriate documentation to engage regulators for guidance on an ELND005 Phase 3 program in AD patients with more severe symptoms of agitation and aggression.

Type 2 Diabetes Drug Candidate TT401

Subsequent to the end of fiscal Q2 2016, Transition announced the top line results of the Phase 2 study of TT401 in 420 Type 2 diabetes subjects. The study included four dose arms of TT401, a placebo arm, and an active comparator (2mg exenatide extended release) and was performed by TT401 development partner, Lilly. The study duration was 24 weeks with a 12-week randomized blinded stage followed by a 12-week open-label stage.

TT401 demonstrated HbA1c improvements of up to -1.43% (similar to the exenatide arm). All TT401 dose arms and the exenatide arm were statistically significant relative to the placebo arm at Weeks 12 and 24. TT401 also produced dose dependent weight loss (up to -3.3 kg). The weight loss observed in the highest dose arm (50mg of TT401) was statistically significant relative to both the placebo and exenatide arms at weeks 12 and 24.

In the study, TT401 appeared to have an acceptable safety and tolerability profile. There were a similar number of study discontinuations and serious adverse events between the TT401 dose arms and the exenatide arm. The most frequently observed adverse events were gastrointestinal; these were generally classified as mild to moderate and diminished over time.

Lilly will inform Transition of their decision to further develop TT401 approximately over the next ninety days. Should Lilly continue TT401 development, Transition would be eligible to receive a US$15 million milestone payment as well as future milestone payments and royalties. Otherwise, Transition may elect to assume development and commercialization rights to TT401. This option allows Transition to pursue TT401 development on its own or with a third party, subject to future royalty payments to Lilly.

SARM Drug Candidate TT701

Prostate cancer, in most men, is characterized as a very slow advancing cancer, certainly relative to other cancers. Because of this, many clinicians advise patients to pursue the approach of active surveillance via regular interval PSA blood tests, digital rectal exams, and ultrasounds. Faced with a prostate cancer diagnosis however, some men feel they are willing to accept the risk of side effects and opt for surgery or radiation therapy. These approaches can reduce testosterone levels and can contribute to negative outcomes including sexual dysfunction, loss of muscle mass and increase of fat mass that can persist for the remainder of a patient’s life. Unfortunately, testosterone therapy is not recommended for prostate cancer patients due to the risk of potentially stimulating cancer growth. However, the properties of TT701 (a selective androgen receptor modulator) to interact with androgen receptors like testosterone, but not interact with the prostate, may provide a unique new approach for the population of patients that live with the side effects of prostate cancer therapy.

The Company has been working closely with Dr. Shalender Bhasin, Director of the Research Program in Men’s Health: Aging and Metabolism at Brigham and Womens Hospital and an internationally recognized endocrinologist with expertise in testosterone biology and men’s aging. Dr. Bhasin will be the principal investigator of an investigator-led study of TT701 in approximately 125 individuals that have previously undergone a radical prostatectomy procedure. The manufacturing and associated activities to begin the Phase 2 study are now completed and the next step will be the dosing of the first patient which is expected this quarter.

Looking Ahead

The last eight months have seen data readouts for the lead programs of neuropsychiatric drug candidate ELND005 and type 2 diabetes drug candidate TT401. The data from each of these studies have refined and focused the development path for each program. In the coming months, we expect to receive feedback from the FDA on the Phase 3 clinical development of ELND005 for agitation and aggression. With this guidance, TTIL will evaluate the next steps to advance ELND005 toward completing the activities necessary for an NDA submission. On the TT401 program, a decision from Lilly to continue the development of the drug candidate is expected in approximately 90 days. Additionally, we anticipate the commencement of the TT701 Phase 2 study this quarter and the Company continues to review potential new drug candidates to expand our development pipeline.

We appreciate the continued support of our shareholders and look forward to providing an update on the progress of these programs in the coming year.

Dr. Tony Cruz

Chairman and CEO

Transition Therapeutics Inc.